SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For June, 2024
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

INTEREST ON EQUITY

NOTICE TO SHAREHOLDERS

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company” or “Sabesp”) hereby informs its shareholders that the Annual and Extraordinary Shareholders’ Meeting held today approved the payment of interest on own capital based on the financial statements for the fiscal year ended December 31, 2023, to shareholders holding shares as of the reference date of April 25, 2024.

I – AMOUNT, DATE, AND CONDITIONS OF CREDIT AND PAYMENT

Interest on own capital totaling R$ 984,527,615.31 (nine hundred and eighty-four million, five hundred and twenty-seven thousand, six hundred and fifteen reais, and thirty-one cents), corresponding to R$ 1.4404 per common share, and will be paid in a single installment on June 24, 2024.

II – WITHHOLDING INCOME TAX

From the amount declared to shareholders as interest on equity, income tax will be withheld at source, according to legislation in force, except for immune or exempt shareholders who prove such a condition by May 10, 2024. The corresponding documents must be sent to the Company’s headquarters, located at Rua Costa Carvalho, 300 – Sala 265 – São Paulo – SP – CEP 05429-900, in attention to the Superintendência de Relações com Investidores or emailed to sabesp.ri@sabesp.com.br.

In the case of Supplementary Pension Entities, Insurance Companies, and Individual Programmed Retirement Funds (Fapi), this proof shall be provided by sending a Declaration, the model of which is available on the Investors page, under the Investors Services section on the website https://ri.sabesp.com.br/.

III – APPLICATION TO DIVIDENDS

The aforementioned interest on own capital will be included in the calculation of the minimum mandatory dividend defined in the main section of Article 49 of the Company's Bylaws, under Paragraph 7 of Article 9 of Law 9,249/95.

IV – INSTRUCTIONS REGARDING CREDIT AND PAYMENT OF INTEREST ON EQUITY

Shareholders will have their credits available on the payment date of this right, as established in item I above, according to their checking account and bank information provided to Banco Bradesco S.A.

For shareholders whose record does not contain the individual or corporate taxpayer identification number (CPF/CNPJ) or indication of Bank/Branch and checking account, interest will be credited, subject to item I above, from the third business day from the date of registration update in Banco Bradesco S.A.’s electronic files. Such updates can be made through any branch of the network.

V - EX-INTEREST TRADING DATE

Shares will be traded ex-interest as of April 26, 2024.

Further information can be obtained from Banco Bradesco branches during banking hours.

São Paulo, April 25, 2024.

Catia Cristina Teixeira Pereira

Chief Economic, Financial, and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: June 17, 2024

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.